[Reference Translation]

September 25, 2019

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and
Nagoya Stock Exchange)
Name and Title of Contact Person:
Kaname Shimizu, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its cash reserves and the price level of its common stock) conducted in September pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on May 8, 2019, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on May 8, 2019, has been completed.

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	6,659,200 shares

3. Total purchase price:	47,954,808,900 JPY

4. Period of repurchase:	From September 2, 2019 to September 20, 2019

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on May 8, 2019 (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its cash reserves and the price level of its common stock)

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	50 million shares (maximum)

(3) Total purchase price for repurchase of shares	300 billion JPY (maximum)

(4) Period of repurchase	From May 15, 2019 to September 30, 2019

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of September 25, 2019)

(1) Total number of shares repurchased:	43,347,500 shares

(2) Total purchase price for repurchased shares:	299,999,971,300 JPY